SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2003

                                  Serono S.A.
                                 --------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                      -----------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                                   ----------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form  20-F  X  Form  40-F
                ---            ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

     (Indicate  by  check  mark  if the registrant is submitting the Form 6-K in
paper  as  permitted  by  Regulation  S-T  Rule  101  (b)(7).)   ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

SERONO                                                                    PFIZER


Media Release


FOR IMMEDIATE RELEASE
---------------------


 MS PATIENTS CONVERTING FROM AVONEX(R) TO REBIF(R) SHOWED SIGNIFICANT REDUCTION
                          IN FREQUENCY OF RELAPSES AND
                              MRI LESION ACTIVITY

                        NEW DATA PRESENTED TODAY AT THE
                13TH MEETING OF THE EUROPEAN NEUROLOGICAL SOCIETY

GENEVA, SWITZERLAND, ROCKLAND, MA, AND NEW YORK, NY, JUNE 18, 2003 -SERONO, S.A. (VIRT-X: SEO AND NYSE: SRA) AND PFIZER INC (NYSE: PFE)

Patients who converted from Avonex(R) (interferon beta-1a, 30 mcg once weekly) to higher dose, higher frequency Rebif(R) (interferon beta-1a, 44 mcg three times weekly), showed a significant reduction in frequency of relapses and MRI lesion activity, Serono, S.A. and Pfizer Inc announced today at the 13th Meeting of the European Neurological Society (ENS) in Istanbul, Turkey.

At the conclusion of the comparative phase of the EVIDENCE(1) study, patients randomized to Avonex(R) were offered Serono's multiple sclerosis therapy, Rebif(R). Approximately 73% of Avonex(R) patients (n=223) chose to convert to Rebif(R). Following their change in therapy, these patients experienced a 50% relative reduction in the frequency of relapses (0.64 vs. 0.32 annualized rate; p<0.001) and a 22% relative reduction in MRI lesion activity (mean number of T2 active lesions per patient per scan; 0.9 vs. 0.7; p=0.022) compared to the previous six months.(2)

"Patients who converted from Avonex(R) to Rebif(R) in the non comparative phase of the Evidence study experienced improvement in both relapses and MRI lesion activity that is both clinically meaningful and statistically significant," said Dr. Mohammad K. Sharief of Guy's Hospital, London, a clinical researcher presenting the data for the EVIDENCE study group at the ENS Meeting. "These data provide valuable information for people with relapsing forms of MS and their physicians in determining whether a change in therapy would be beneficial. Furthermore, these findings support the results of the comparative phase of the EVIDENCE study."

-------------------------------
(1)Panitch H, Goodin DS, Francis G, et al. Randomized, comparative study of interferon beta-1a treatment regimens in MS: The EVIDENCE (Evidence for Interferon Dose-response European-North American Comparative Efficacy) Trial. Neurology 2002; 59: 1496-1506.
(2)The exact relationship between MRI findings and clinical outcomes for patients is unknown.


                                                                             1/4

The EVIDENCE study, which involved 677 patients with relapsing remitting MS, was designed to compare the proportion of patients who were treated with either Rebif(R) (44 mcg three times weekly, subcutaneously) or Avonex(R) (30 mcg once weekly, intramuscularly) who remained relapse-free after 24 weeks (primary endpoint) and 48 weeks of therapy. The results showed that patients treated with Rebif(R) were significantly more likely to remain relapse free at 24 and 48 weeks than were patients treated with Avonex(R). In addition, patients taking Rebif(R) had fewer active lesions per MRI scan for all studied activity measures and there was an approximate one-third relative difference in favor of Rebif(R) for measures of MRI lesion activity.

No new safety issues were noted in the cross-over extension phase of the EVIDENCE study. Patients converting from Avonex(R) to Rebif(R) experienced an increase in injection site reactions and in asymptomatic changes in white blood cell counts and liver function tests. Discontinuation due to adverse events was 5.8%, which is similar to discontinuation due to adverse events for patients on Rebif(R) during the comparative phase of the EVIDENCE study.


ADDITIONAL  INFORMATION

Multiple sclerosis is a chronic, inflammatory condition of the nervous system and is the most common, non-traumatic, neurological disease in young adults. MS may affect approximately two million people worldwide. While symptoms can vary, the most common symptoms of MS include blurred vision, numbness or tingling in the limbs and problems with strength and coordination. The relapsing forms of MS are the most common.

Rebif(R) (interferon beta-1a) is a disease-modifying drug used to treat relapsing forms of multiple sclerosis and is similar to the interferon beta protein produced by the human body. Interferon helps modulate the body's immune system, fight disease and reduce inflammation.

Rebif(R) was approved in the US on March 7, 2002, for the treatment of patients with relapsing forms of multiple sclerosis to decrease the frequency of clinical exacerbations and delay the accumulation of physical disability. Rebif(R), which is co-promoted in the United States by Serono and Pfizer Inc, is the only drug to gain exception to the marketing exclusivity provision of the Orphan Drug Act based on superior efficacy. The Orphan Drug Act, enacted in the US in 1983, provides drug makers with commercial incentives to encourage the development of treatments for patients with rare and debilitating diseases. Rebif(R) was approved in Europe in 1998 and is registered for use in more than 70 countries worldwide.

US residents can find more information about Rebif(R) in the full prescribing information, on line at WWW.MSLIFELINES.COM or by calling MS LifeLines(TM) at
                           -------------------
1-877-44REBIF. Patients should be instructed to read the Medication Guide accompanying the product. Most commonly reported side effects are injection site disorders, flu-like symptoms, elevation of liver enzymes and blood cell


                                                                             2/4
abnormalities. Rebif(R) is contraindicated in patients with hypersensitivity to natural or recombinant interferon, human albumin, or any other component of the formulation. Female patients should be informed of potential hazards to a pregnancy; discontinuation should be considered if pregnancy occurs. Patients, especially those with depression, seizure disorders, or liver problems, should discuss with their doctor whether Rebif(R) is right for them.

                                       ###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 17, 2003. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

                                       ###


ABOUT  SERONO

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F(R) (follitropin alfa for injection), Luveris(R) (lutropin alfa), Ovidrel(R)/Ovitrelle(R) (choriogonadotropin alfa for injection), Rebif(R) (interferon beta-1a), Serostim(R) [somatropin (rDNA origin) for injection] and Saizen(R) [somatropin (rDNA origin) for injection].
(Luveris(R) is not approved in the USA).(3) In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are over 30 projects in development.

Serono was awarded the International James D. Watson 2003 Helix Award from the Biotechnology Industry Organization (BIO) in recognition of the Company's outstanding leadership and highest standards of scientific and product achievement.

In 2002, Serono achieved worldwide revenues of US$1.546 billion, and a net income of US$321 million, making it the third largest biotech company in the world. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

ABOUT  PFIZER

Pfizer Inc discovers, develops, manufactures and markets leading prescription medicines for humans and animals and many of the world's best-known consumer brands.


-------------------------------
(3)Package insers for Serono's US marketed products are available at www.seronousa.com or by calling 1-888-275-7376.
-----------------


                                                                             3/4

FOR MORE INFORMATION, PLEASE CONTACT:

     MEDIA RELATIONS             MEDIA RELATIONS
     SERONO, INC.                SERONO
     ROCKLAND, MA                GENEVA, SWITZERLAND
     Tel: +1 781 681 2340        Tel: +41-22 739 36 00
     Fax: +1 781 681 2935        Fax +41-22-739 30 85
     www.seronousa.com           www.serono.com
     -----------------           --------------


     INVESTOR RELATIONS          INVESTOR RELATIONS
     SERONO                      SERONO
     GENEVA, SWITZERLAND         ROCKLAND, MA
     Tel: +41-22 739 36 01       Tel: +781 681 2552
     Fax : +41-22 739 30 22      Fax: +781 681 2912
     www.serono.com              www.seronousa.com
     --------------              -----------------


     MEDIA RELATIONS
     PFIZER
     NEW YORK, NY
     Tel : 212 733 4889
     Fax : 212 808 8799
     www.pfizer.com
     --------------


                                                                             4/4

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             SERONO S.A.
                                             a Swiss corporation
                                             (Registrant)



June 18, 2003                          By:   /s/  Allan  Shaw
                                             ----------------
                                             Name:  Allan Shaw
                                             Title:  Chief Financial Officer


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